UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 06, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x              Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 06, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

6 February 2026

Barclays PLC

and

Barclays Bank PLC

Board Changes

Barclays announces that Mary Francis CBE is to retire as a non-executive director of Barclays PLC and Barclays Bank PLC ("BBPLC") (together, "Barclays"), as a member of Barclays' Board Remuneration and Sustainability Committees, and as Chair of the BBPLC Board Remuneration Committee, in each case with effect from 6 May 2026.

The Board is extremely grateful to Mary Francis for the significant contribution she has made to Barclays during her tenure of around nine and a half years, including as BBPLC Consumer Duty Champion.

A separate announcement will be made in due course confirming the successor to the role of Chair of the BBPLC Board Remuneration Committee.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Marina Shchukina                                            Jon Tracey
 +44 (0) 20 7116 2526                                    +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.com